Notice to ASX/LSE 1 November 2022 Rio Tinto reaches agreement with certain shareholders of Turquoise Hill Resources Rio Tinto has entered into agreements (“Agreements”) with certain funds and other entities related to Pentwater Capital Management LP and SailingStone Capital Partners LLC (the “Securityholders”) in relation to the special meeting (“Special Meeting”) of Turquoise Hill Resources Ltd (“Turquoise Hill”) shareholders to vote on Rio Tinto’s acquisition by way of plan of arrangement (the “Arrangement”) of the approximately 49% of the issued and outstanding shares of Turquoise Hill that Rio Tinto does not own for C$43.00 per share in cash (the “Consideration”). As announced by Turquoise Hill, the Special Meeting has been postponed until Tuesday 8th November. Under the Agreements, the Securityholders have agreed to withhold their votes at the Special Meeting and exercise their dissent rights in respect of the Arrangement. Rio Tinto has agreed to increase the dissent condition under the Arrangement Agreement from 12.5% to 17.5% of Turquoise Hill shares issued and outstanding. Under the Agreements, the parties have also agreed that the dissent proceedings with the Securityholders and certain other claims shall be conducted by arbitration, and the Securityholders shall be paid C$34.40 of the Consideration following the completion of the Arrangement, with the remaining Consideration payable following the final determination of the arbitration. The Agreements contain customary releases of the parties. Rio Tinto reconfirms that the proposal of C$43.00 per Turquoise Hill share is best and final. Additional Disclaimers Canadian Early Warning Disclosure Rio Tinto currently beneficially owns 102,196,643 common shares of Turquoise Hill, representing approximately 51% of the issued and outstanding common shares of Turquoise Hill. Rio Tinto also has anti- dilution rights that permit it to acquire additional securities of Turquoise Hill so as to maintain its proportionate equity interest in Turquoise Hill from time to time. This announcement is authorised for release to the market by, and a copy of the related early warning report may be obtained from, Rio Tinto’s Group Company Secretary. The head office of Turquoise Hill is located at 1 Place Ville-Marie, Suite 3680, Montreal, Quebec, Canada H3B 3P2. Forward-Looking Statements The Information provided in this press release includes “forward-looking statements” and “forward looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and under Canadian securities law, respectively. All statements other than statements of historical facts included in this release, are forward-looking statements or information. The words “intend”, “forecast”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “pursue”, “seek” or similar expressions, commonly identify such forward-looking statements or information. More particularly and without restriction, this press release contains forward-looking statements and information regarding: statements and implications about the anticipated benefits of the Arrangement for Rio Tinto, Turquoise Hill and their respective shareholders, shareholder and court approvals, the anticipated timing of the completion of the Arrangement and the anticipated funding and other risks for Turquoise Hill and the shareholders if the Arrangement does not proceed. EXHIBIT 99.2

Notice to ASX/LSE Page 2 of 3 Such forward-looking statements and information involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These risks and uncertainties include, but are not limited to, the failure of the parties to obtain the necessary shareholder and court approvals or to otherwise satisfy the conditions to the completion of the Arrangement; failure of the parties to obtain such approvals or satisfy such conditions in a timely manner or at all; significant transaction costs; failure to realize the expected benefits of the Arrangement and general economic conditions. Failure to obtain the necessary shareholder and court approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the Arrangement or to complete the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all. Consequently, all of the forward-looking statements and information contained in the Information is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement or information contained in this press release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement or information is based. All Information in this press release speaks only as of the date on which it is accessed. This announcement contains inside information. The person responsible for arranging and authorising the release of this announcement on behalf of Rio Tinto is Steve Allen, Group Company Secretary. LEI: 213800YOEO5OQ72G2R82 Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE Page 3 of 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Matthew Klar M+ 44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com